                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 22)

                          21ST CENTURY INSURANCE GROUP
                                (NAME OF ISSUER)

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   90130N 10 3
                                 (CUSIP NUMBER)

                               KATHLEEN E. SHANNON
                       SENIOR VICE PRESIDENT AND SECRETARY
                       AMERICAN INTERNATIONAL GROUP, INC.
                                 70 PINE STREET
                               NEW YORK, NEW YORK
                                 (212) 770-7000
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                 COMMUNICATIONS)

                                JANUARY 24, 2007
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT
  THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS
      SCHEDULE BECAUSE OF RULE 13D-1(b)(3) OR (4), CHECK THE FOLLOWING BOX:

                                       [ ]

                        (CONTINUED ON THE FOLLOWING PAGE)

---------------------
CUSIP NO. 90130N 10 3
---------------------

--------------------------------------------------------------------------------
(1)  Name of Reporting Person/S.S. or I.R.S.
     Identification No. of Above Person

     American International Group, Inc. (I.R.S. Identification No. 13-2592361)
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group

     (a)  [ ]
     (b)  [ ]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Source of Funds

     WC
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

     [X]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization Incorporated in the State of Delaware
--------------------------------------------------------------------------------
                     (7)  Sole Voting Power

                          0
                     -----------------------------------------------------------
                     (8)  Shared Voting Power
 Number of Shares
Beneficially Owned        53,472,816
 By Each Reporting   -----------------------------------------------------------
    Person With      (9)  Sole Dispositive Power

                          0
                     -----------------------------------------------------------
                     (10) Shared Dispositive Power

                          53,472,816
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     53,472,816
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     61.9%
--------------------------------------------------------------------------------
(14) Type of Reporting Person

     HC, CO
--------------------------------------------------------------------------------

---------------------
CUSIP NO. 90130N 10 3
---------------------

--------------------------------------------------------------------------------
(1)  Name of Reporting Person/S.S. or I.R.S.
     Identification No. of Above Person

     American Home Assurance Company (I.R.S. Identification No. 13-5124990)
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group

     (a)  [ ]
     (b)  [ ]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Source of Funds

     OO
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

     [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization Incorporated in the State of New York
--------------------------------------------------------------------------------
                     (7)  Sole Voting Power

                          0
                     -----------------------------------------------------------
                     (8)  Shared Voting Power
 Number of Shares
Beneficially Owned        14,395,665
 By Each Reporting   -----------------------------------------------------------
    Person With      (9)  Sole Dispositive Power

                          0
                     -----------------------------------------------------------
                     (10) Shared Dispositive Power

                          14,395,665
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     14,395,665
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     16.7%
--------------------------------------------------------------------------------
(14) Type of Reporting Person

     IC, CO
--------------------------------------------------------------------------------

---------------------
CUSIP NO. 90130N 10 3
---------------------

--------------------------------------------------------------------------------
(1)  Name of Reporting Person/S.S. or I.R.S.
     Identification No. of Above Person

     Commerce and Industry Insurance Company (I.R.S. Identification No. 31-1938623)
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group

     (a)  [ ]
     (b)  [ ]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Source of Funds

     OO
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

     [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization Incorporated in the State of New York
--------------------------------------------------------------------------------
                     (7)  Sole Voting Power

                          0
                     -----------------------------------------------------------
                     (8)  Shared Voting Power
 Number of Shares
Beneficially Owned        5,414,827
 By Each Reporting   -----------------------------------------------------------
    Person With      (9)  Sole Dispositive Power

                          0
                     -----------------------------------------------------------
                     (10) Shared Dispositive Power

                          5,414,827
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     5,414,827
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     6.3%
--------------------------------------------------------------------------------
(14) Type of Reporting Person

     IC, CO
--------------------------------------------------------------------------------

---------------------
CUSIP NO. 90130N 10 3
---------------------

--------------------------------------------------------------------------------
(1)  Name of Reporting Person/S.S. or I.R.S.
     Identification No. of Above Person

     New Hampshire Insurance Company (I.R.S. Identification No. 02-0172170)
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group

     (a)  [ ]
     (b)  [ ]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Source of Funds

     OO
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

     [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization Incorporated in the State of
     Pennsylvania
--------------------------------------------------------------------------------
                     (7)  Sole Voting Power

                          0
                     -----------------------------------------------------------
                     (8)  Shared Voting Power
 Number of Shares
Beneficially Owned        5,414,827
 By Each Reporting   -----------------------------------------------------------
    Person With      (9)  Sole Dispositive Power

                          0
                     -----------------------------------------------------------
                     (10) Shared Dispositive Power

                          5,414,827
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     5,414,827
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     6.3%
--------------------------------------------------------------------------------
(14) Type of Reporting Person

     IC, CO
--------------------------------------------------------------------------------

---------------------
CUSIP NO. 90130N 10 3
---------------------

--------------------------------------------------------------------------------
(1)  Name of Reporting Person/S.S. or I.R.S.
     Identification No. of Above Person

     National Union Fire Insurance Company of Pittsburgh, Pa. (I.R.S. Identification No. 25-0687550)
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group

     (a)  [ ]
     (b)  [ ]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Source of Funds

     OO
--------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

     [ ]
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization Incorporated in the State of
     Pennsylvania
--------------------------------------------------------------------------------
                     (7)  Sole Voting Power

                          0
                     -----------------------------------------------------------
                     (8)  Shared Voting Power
 Number of Shares
Beneficially Owned        28,220,301
 By Each Reporting   -----------------------------------------------------------
    Person With      (9)  Sole Dispositive Power

                          0
                     -----------------------------------------------------------
                     (10) Shared Dispositive Power

                          28,220,301
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     28,220,301
--------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

     [ ]
--------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     32.7%
--------------------------------------------------------------------------------
(14) Type of Reporting Person

     IC, CO
--------------------------------------------------------------------------------

     Item 1. Security and Issuer.

     This Amendment No. 22 (this "Amendment") to the Statement on Schedule 13D filed by American International Group, Inc., a Delaware corporation ("AIG"), amends and supplements the Statement on Schedule 13D originally filed by AIG on December 16, 1994 and as amended by Amendment No. 1 to Schedule 13D dated March 23, 1995, Amendment No. 2 to Schedule 13D dated January 20, 1998, Amendment No. 3 to Schedule 13D dated April 9, 1998, Amendment No. 4 to Schedule 13D dated May 12, 1998, Amendment No. 5 to Schedule 13D dated June 4, 1998, Amendment No. 6 to
Schedule 13D dated June 15, 1998, Amendment No. 7 to Schedule 13D dated June 25, 1998, Amendment No. 8 to Schedule 13D July 14, 1998, Amendment No. 9 to Schedule 13D dated July 23, 1998, Amendment No. 10 to Schedule 13D dated July 27, 1998, Amendment No. 11 to Schedule 13D dated August 10, 1998, Amendment No. 12 to
Schedule 13D dated August 19, 1998, Amendment No. 13 to Schedule 13D dated August 24, 1998, Amendment No. 14 to Schedule 13D dated September 3, 1998, Amendment No. 15 to Schedule 13D dated September 11, 1998, Amendment No. 16 to
Schedule 13D filed on November 10, 1998, Amendment No. 17 to Schedule 13D filed on December 16, 1998, Amendment No. 18 to Schedule 13D filed on February 5, 1999, Amendment No. 19 to Schedule 13D filed on April 1, 1999, Amendment No. 20 to Schedule 13D filed on May 3, 1999, and Amendment No. 21 to Schedule 13D filed on April 7, 2000, relating to the common stock, par value $0.001 per share ("Common Stock"), of 21st Century Insurance Group, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 6301 Owensmouth Avenue, Woodland Hills, California 91367.

     Item 2. Identity and Background.

     General

     (a) through (c) and (f): This Amendment to Schedule 13D is being filed by AIG on behalf of itself and its wholly owned subsidiaries, American Home Assurance Company, a New York corporation ("American Home"); Commerce and Industry Insurance Company, a New York corporation ("Commerce & Industry"); National Union Fire Insurance Company of Pittsburgh, Pa., a Pennsylvania corporation ("National Union"); and New Hampshire Insurance Company, a Pennsylvania corporation ("New Hampshire" and, together with American Home, Commerce & Industry and National Union, the "AIG Subs"). The principal executive offices of AIG, American Home, Commerce & Industry, National Union and New Hampshire are located at 70 Pine Street, New York, New York 10270. In addition, the 53,472,816 outstanding shares of Common Stock owned by AIG include 27,196 outstanding shares of Common Stock held by certain investment advisor subsidiaries of AIG on behalf of their clients. AIG is a holding company which, through its subsidiaries (including the AIG Subs), is primarily engaged in a broad range of insurance and insurance-related activities in the United States and abroad. AIG's primary activities include both general and life insurance and retirement services operations. Other significant activities include financial services and asset management.

     Starr International Company, Inc., a Panamanian corporation ("SICO"), has the sole power to vote and direct the disposition of 291,436,280 shares of common stock, par value $2.50 per share, of AIG ("AIG Shares") and the shared power to direct the disposition of 2,202,603 AIG Shares held by Universal Foundation, Inc., a Panamanian corporation ("Universal Foundation"). C.V. Starr & Co., Inc., a Delaware corporation ("Starr"), has the shared power to vote and direct the disposition of 31,349,476 AIG Shares (18,644,278 of which are held by the C.V. Starr & Co., Inc. Trust ("Starr Trust"), of which Starr is a beneficiary). Maurice R. Greenberg, a United States citizen, has the sole power to vote and direct the disposition of 2,695,797 AIG Shares, which may be acquired pursuant to stock options previously granted by AIG to Mr. Greenberg as a then officer and director of AIG. Mr. Greenberg has shared power to vote and direct the disposition of 68,950,119 AIG Shares, 17,619,506 of which are held as a tenant in common with Mr. Greenberg's wife, 109,630 of which are held in family trusts of which Mr. Greenberg is a trustee, 31,349,476 of which are held by Starr (18,644,278 shares of which are held by the Starr Trust, for which Starr is a beneficiary and Mr. Greenberg is a trustee), 371,507 of which are held by the Maurice R. and Corinne P. Greenberg Family Foundation, Inc., a New York not-for-profit corporation (the "Greenberg Foundation"), of which Mr. Greenberg, his wife and family members are directors and 19,500,000 of which are held by the Maurice R. and Corinne P. Greenberg Joint Tenancy Company, LLC, a Florida limited liability company (the "Greenberg Joint Tenancy Company"), of which the Maurice R. and Corinne P. Greenberg Joint Tenancy Corporation, Inc. (the "Greenberg Joint Tenancy Corporation") is the sole and managing member. Mr. Greenberg owns 24.08% of the voting common stock of Starr directly. The Greenberg Foundation has the shared power to vote and direct the disposition of such 371,507 AIG Shares. The Greenberg Joint Tenancy Company has the shared power to vote and direct the disposition of such 19,500,000 AIG Shares. Edward
E. Matthews, a United States citizen, has the sole power to vote and direct the disposition of 615,945 AIG Shares, 302,820 of which are held directly by Mr. Matthews and 313,125 of which may be acquired pursuant to stock options previously granted by AIG to Mr. Matthews as a then officer and director of AIG. Mr. Matthews has shared power to vote and direct the disposition of 18,667,378 AIG Shares, 23,100 of which are held by Mr. Matthews' wife and 18,644,278 of which are held by the Starr Trust, for which Starr is a beneficiary and Mr. Matthews is a trustee.

     The principal executive offices of SICO are located at Fitzwilliam Hall, Fitzwilliam Place, Dublin 2, Ireland and it also maintains an office at Mercury House, 101 Front Street, Hamilton HM12, Bermuda. The principal executive offices of Starr and the Greenberg Foundation are located at 399 Park Avenue, 17th Floor, New York, New York 10022. The principal executive offices of Universal Foundation are located at Mercury House, 101 Front Street, Hamilton HM 12, Bermuda. The principal executive offices of the Greenberg Joint Tenancy Company are located at 35 Ocean Reef Drive, Key Largo, Florida 33037. The names of the directors and executive officers ("Covered Persons") of AIG, the AIG Subs, SICO, Starr, Universal Foundation, the Greenberg Foundation and the Greenberg Joint Tenancy Corporation, their business addresses and principal occupations, including the business addresses and principal occupations of Messrs. Greenberg and Matthews, are set forth in Exhibit A attached hereto, which is incorporated herein by reference in its entirety. The business address indicated for Messrs. Greenberg and Matthews and each other Covered Person is also the address of the principal employer of such person. Each of the Covered Persons is a citizen of the United States, except for Messrs. Sullivan, Tse and Walsh, who are British Subjects, Mr. Marshall A. Cohen, who is a Canadian citizen, Dr. Jacob A. Frenkel, who is a citizen of the State of Israel and the Republic of Poland, Mr. Osborne, Ms. Barclay, Mr. Johnson and Ms. Barnes, who are citizens of the United Kingdom and Mr. Zalamea, Ms. Fernando and Mr. Colayco who are citizens of the Republic of the Philippines.

     All information provided in this Amendment (including, without limitation, in this Item 2 and Exhibit A to this Amendment) with respect to Messrs. Greenberg and Matthews, SICO, Starr, Universal Foundation, the Greenberg Foundation, and the Greenberg Joint Tenancy Company and their respective directors and executive officers is provided based solely on the information set forth in the most recent amendment to Schedule 13D relating to AIG Shares filed on November 20, 2006 on behalf of Messrs. Greenberg and Matthews, SICO, Starr, Universal Foundation, the Greenberg Foundation and the Greenberg Joint Tenancy Company. This information has not been updated to reflect changes in the ownership by such parties of AIG Shares that are disclosed in filings made by one or more of such parties under Section 16 of the Securities Exchange Act of 1934, as amended ("Exchange Act"). In each case, such information may not be accurate or complete and AIG takes no responsibility therefor and makes no representation to its accuracy or completeness as of the date hereof or any subsequent date.

(d) and (e):

     2006 Regulatory Settlements

     In February 2006, AIG reached a final settlement with the Securities and Exchange Commission ("SEC"), the United States Department of Justice ("DOJ"), the Office of the New York Attorney General ("NYAG") and the New York State Department of Insurance ("DOI"). The settlements resolved outstanding litigation filed by the SEC, NYAG and DOI against AIG and concluded negotiations with these authorities and the DOJ in connection with the accounting, financial reporting and insurance brokerage practices of AIG and its subsidiaries, as well as claims relating to the underpayment of certain workers compensation premium taxes and other assessments.

     AIG, without admitting or denying the allegations in the SEC complaint, consented to the issuance of a final judgment on February 9, 2006: (a) permanently restraining and enjoining AIG from violating Section 17(a) of the Securities Act of 1933, as amended ("Securities Act"), and Sections 10(b), 13(a), 13(b)(2) and 13(b)(5) and Rules 10b-5, 12b-20, 13a-1, 13a-13 and 13b2-1
of the Exchange Act; (b) ordering AIG to pay disgorgement in the amount of $700 million; and (c) ordering AIG to pay a civil penalty in the amount of $100 million. These amounts have been paid into a fund under the supervision of the SEC to be available to resolve claims asserted in various civil proceedings, including shareholder lawsuits.

     In February 2006, AIG and the DOJ entered into a letter agreement. In the letter agreement, the DOJ notified AIG that in its view, AIG, acting through some of its employees, violated federal criminal law in connection with misstatements in periodic financial reports that AIG filed with the SEC between 2000 and 2004 relating to certain transactions. The settlement with the DOJ consists of, among other things, AIG's cooperating with the DOJ in the DOJ's ongoing criminal investigation, accepting responsibility for certain of its actions and those of its employees relating to these transactions and paying $25 million.

     Effective February 9, 2006, AIG entered into agreements with the NYAG and the DOI, settling claims under New York's Martin Act and insurance laws, among other provisions, which were originally brought by the NYAG and the DOI in a civil complaint filed on May 26, 2005. Under the agreements, $375 million was paid into a fund under the supervision of the NYAG and the DOI to be available principally to pay certain AIG insureds who purchased excess casualty policies through Marsh & McLennan Companies, Inc. or Marsh Inc. In addition, approximately $343 million will be used to compensate participating state funds in connection with the underpayment of certain workers compensation premium taxes and other assessments. In addition, AIG paid $100 million as a fine to the State of New York.

     As part of these settlements, AIG has agreed to retain for a period of three years an independent consultant who will conduct a review that will include the adequacy of AIG's internal controls over financial reporting and the remediation plan that AIG has implemented as a result of its own internal review.

     PNC Settlement

     In November 2004, AIG and AIG Financial Products Corp. ("AIGFP"), a subsidiary of AIG, reached a final settlement with the SEC, the Fraud Section of the DOJ and the United States Attorney for the Southern District of Indiana with respect to issues arising from certain structured transactions entered into with Brightpoint, Inc. and The PNC Financial Services Group, Inc. ("PNC"), the marketing of transactions similar to the PNC transactions and related matters.

     As part of the settlement, the SEC filed against AIG a civil complaint, based on the conduct of AIG primarily through AIGFP, alleging violations of certain antifraud provisions of the federal securities laws and for aiding and abetting violations of reporting and record keeping provisions of those laws. AIG, without admitting or denying the allegations in the SEC complaint, consented to the issuance of a final judgment permanently enjoining it and its employees and related persons from violating certain provisions of the Exchange Act, Exchange Act rules and the Securities Act, ordering disgorgement of fees it received from the PNC transactions and providing for AIG to establish a transaction review committee to review the appropriateness of certain future transactions and to retain an independent consultant to examine certain transactions entered into between 2000 and 2004 and review the policies and procedures of the transaction review committee.

     The DOJ filed against AIGFP PAGIC Equity Holding Corp. ("AIGFP PAGIC"), a wholly-owned subsidiary of AIGFP, a criminal complaint alleging that AIGFP PAGIC violated federal securities laws by aiding and abetting securities law violations by PNC, in connection with a transaction entered into in 2001 with PNC that was intended to enable PNC to remove certain assets from its balance sheets. The settlement with the DOJ consists of separate agreements with AIG and AIGFP and a complaint filed against, and deferred prosecution agreement with, AIGFP PAGIC. Under the terms of the settlement, AIGFP paid a monetary penalty of $80 million. On January 17, 2006, the court approved an order dismissing the complaint with prejudice. The obligations of AIG, AIGFP and AIGFP PAGIC under the DOJ agreements relate principally to cooperating with the DOJ and other federal agencies in connection with their related investigations.

     Item 3. Source and Amount of Funds or Other Consideration.

     In connection with the proposed transaction described in Item 4, AIG estimates that the total amount of funds required to purchase all of the outstanding Company's Common Stock not currently owned by AIG and the AIG Subs in the Merger (as defined in Item 4) and to pay estimated fees and expenses will be approximately $700 million. AIG will use working capital, including cash and/or proceeds of commercial paper issuances, to finance the consummation of the Merger and the associated fees and expenses.

     Item 4. Purpose of Transaction.

     On January 24, 2007, AIG sent a letter to the Company's Board of
Directors stating that it proposes to acquire all of the outstanding Common Stock of the Company not currently owned by AIG and the AIG Subs (the "Shares") for $19.75 per Share in cash, and on January 24, 2007, AIG issued a related press release. Copies of AIG's proposal letter and press release are being filed herewith as Exhibits B and C, respectively.

     AIG also proposes that, subject to negotiation with and approval by a special committee comprised of directors of the Company who are independent of AIG, an Agreement and Plan of Merger (the "Acquisition Agreement") would be entered into by and among the Company, AIG and a wholly-owned subsidiary of AIG. The subsidiary of AIG would be merged with and into the Company (the "Merger") in accordance with the terms and conditions of the Acquisition Agreement and Delaware law, and the Company would then exist as an indirect wholly-owned subsidiary of AIG. As a result of the Merger, all Shares (except those Shares as to which appraisal rights are exercised under Delaware law and Shares held by the AIG Subs) would be converted into the right to receive $19.75 per Share in cash, without interest (the "Merger Price"). The Merger also would be subject to conditions, and AIG expressly reserves the right to waive or not waive any unsatisfied condition in the Merger. AIG believes the Merger is not subject to California Department of Insurance review or that of any state regulator under the relevant insurance laws. However, California or one of the other states with jurisdiction over AIG and the Company could assert a right to review the Merger. AIG is informing the relevant regulators of the proposal, and if they do assert such a review right, AIG would not complete the Merger before obtaining any required approval.

     The foregoing is a summary of AIG's current proposal and should not be construed as an offer to purchase Shares. Any offer relating to a merger will be made by means of a proxy statement if and when there is a definitive Acquisition Agreement with the Company. Shareholders are urged to read any such proxy statement and other relevant documents regarding the Merger filed with the SEC when they become available because they will contain important information. Shareholders will be able to receive these documents (when they become available), as well as other documents filed by AIG and the Company with respect to the Merger, free of charge at the SEC's web site, www.sec.gov or at the principal office of the Company at 6301 Owensmouth Avenue, Woodland Hills, California, 91367.

     The SEC has adopted Rule 13e-3 under the Securities Exchange Act which is applicable to certain "going private" transactions. Rule 13e-3 requires among other things, that certain financial information concerning the Company, and certain information relating to the fairness of the proposed transaction and the consideration offered to minority shareholders in such transaction, be filed with the SEC and disclosed to minority shareholders prior to consummation of the transaction. AIG expects to file the information required by Rule 13e-3 with the SEC after the completion of definitive documentation regarding the Merger, including the Acquisition Agreement, and to provide the required information to holders of Shares at such time.

     If the Merger is successfully completed, the surviving corporation would be an indirect wholly-owned subsidiary of AIG, and AIG would expect to amend and restate the certificate of incorporation and bylaws of the surviving corporation to make such changes it deems necessary or appropriate. In addition, if the Merger is successfully completed, 100% of the Common Stock of the Company will be held by AIG and the AIG Subs, the Common Stock of the Company will be delisted from the New York Stock Exchange and would no longer be traded or quoted, the Company will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act and the composition of the Board of Directors of the Company would be changed to include solely individuals designated by AIG. If the Merger is successfully completed, AIG would be able to broaden its personal lines business through the combination of its existing platform and that of the Company. In addition, if the Merger is successfully completed, AIG may change the Company's business and corporate structure and may sell, transfer or otherwise dispose of all or some of the Company's assets.

     AIG expressly reserves the right to withdraw the proposed Merger, in its sole discretion, prior to the execution of a definitive Acquisition Agreement and to modify its proposal relating to the Merger in any way as a result of negotiations or for any reason at all, including proposing alternative acquisition structures.

     AIG and the AIG Subs understand that any of their respective executive officers and directors that hold shares of the Company's Common Stock do so for investment purposes. Other than as described above, none of AIG or the AIG Subs nor, to the best knowledge of the persons filing this Amendment, any of AIG's or the AIG Subs' respective executive officers or directors, have any plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D. However, if the proposed transaction does not occur for any reason, AIG and the AIG Subs and their respective executive officers and directors intend to review continuously the Company's business affairs, general industry and economic conditions and the capital needs of AIG and the AIG Subs. Based on such review, these entities and individuals may, from time to time, determine to increase or decrease their ownership of Common Stock of the Company, approve an extraordinary corporate transaction with regard to the Company or engage in any of the events set forth in Items 4(a) through (j) of Schedule 13D.

     Item 5. Interest in Securities of the Issuer.

     (A) AIG's and each AIG Sub's current ownership interests in the Company and the Common Stock of the Company is set forth on the cover pages to this Amendment No. 22 to Schedule 13D and is incorporated by reference herein. The ownership percentages appearing on such pages have been calculated based on the number of shares of Common Stock of the Company outstanding as of October 23, 2006 (86,377,135 shares) as reported by the Company in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006, as filed with the SEC on November 2, 2006.

     (B) AIG and each AIG Sub share voting and dispositive power as to all of the shares of Common Stock owned by each such AIG Sub.

     (C) AIG, American Home, Commerce & Industry, National Union, and New Hampshire, to the best of each of their knowledge, AIG and the AIG Subs' respective executive officers and directors (as listed in Exhibit A), have not engaged in any transactions in the

Common Stock of the Company during the past sixty days. AIG has no available information regarding transactions in the Common Stock of the Company by Messrs. Greenberg and Matthews, SICO, Starr, Universal Foundation, the Greenberg Foundation and the Greenberg Joint Tenancy Company or their respective directors and executive officers.

     (D) - (E) Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Contracts, arrangements, understandings or relationships with respect to securities of the Issuer consist of the Investment and Strategic Alliance Agreement, dated as of October 17, 1994, by and between 20th Century Industries and AIG, and the Registration Rights Agreement, dated as of December 16, 1994, by and between 20th Century Industries and AIG, each of which is attached as an exhibit to the Statement on Schedule D dated December 16, 1994 previously filed by AIG, and Amendment No. 1 to Investment and Strategic Alliance Agreement, dated as of March 23, 1995, by and between 20th Century Industries and AIG, which is attached as an exhibit to Amendment No. 1 to the Statement on Schedule 13D dated March 23, 1995 previously filed by AIG. All of such contracts, arrangements, understandings and relationships are incorporated in their entirety herein by reference.

     Item 7. Materials to be Filed as Exhibits.

     (A) List of the Directors and Executive Officers of American International Group, Inc., American Home Assurance Company, Commerce & Industry Insurance Company, New Hampshire Insurance Company, National Union Fire Insurance Company of Pittsburgh, Pa., Starr International Company, Inc., C.V. Starr & Co., Inc., Universal Foundation, Inc., The Maurice R. and Corrine P. Greenberg Family Foundation, Inc. and The Maurice R. and Corinne P. Greenberg Joint Tenancy Corporation, Inc., their business addresses and principal occupations.

     (B) Proposal Letter dated January 24, 2007.

     (C) Press Release dated January 24, 2007.

     (D) Investment and Strategic Alliance Agreement, dated as of October 17, 1994, by and between 20th Century Industries and AIG.

     (E) Registration Rights Agreement, dated as of December 16, 1994, by and between 20th Century Industries and AIG.

     (F) Amendment No. 1 to Investment and Strategic Alliance Agreement, dated as of March 23, 1995, by and between 20th Century Industries and AIG.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 24, 2007

                                        AMERICAN INTERNATIONAL GROUP, INC.


                                        By: /s/ Kathleen E. Shannon
                                            ------------------------------------
                                        Name:  Kathleen E. Shannon
                                        Title: Senior Vice President and
                                               Secretary


                                        AMERICAN HOME ASSURANCE COMPANY


                                        By: /s/ Robert S. Schimek
                                            ------------------------------------
                                        Name:   Robert S. Schimek
                                        Title:  Senior Vice President and
                                                Treasurer


                                        COMMERCE AND INDUSTRY INSURANCE COMPANY


                                        By: /s/ Robert S. Schimek
                                            ------------------------------------
                                        Name:   Robert S. Schimek
                                        Title:  Senior Vice President and
                                                Treasurer


                                        NEW HAMPSHIRE INSURANCE COMPANY


                                        By: /s/ Robert S. Schimek
                                            ------------------------------------
                                        Name:   Robert S. Schimek
                                        Title:  Senior Vice President and
                                                Treasurer


                                        NATIONAL UNION FIRE INSURANCE COMPANY OF
                                        PITTSBURGH, PA.


                                        By: /s/ Robert S. Schimek
                                            ------------------------------------
                                        Name:   Robert S. Schimek
                                        Title:  Senior Vice President and
                                                Treasurer

                                  EXHIBIT INDEX

Exhibit No.                               Description                                     Location
-----------                               -----------                                     --------
A.            List of the Directors and Executive Officers of American             Filed herewith.
              International Group, Inc., American Home Assurance Company,
              Commerce and Industry Insurance Company, New Hampshire Insurance
              Company, National Union Fire Insurance Company of Pittsburgh, Pa.,
              Starr International Company, Inc., C.V. Starr & Co., Inc.,
              Universal Foundation, Inc., The Maurice R. and Corrine P.
              Greenberg Family Foundation, Inc. and The Maurice R. and Corinne
              P. Greenberg Joint Tenancy Corporation, Inc., their business addresses and principal occupations.

B.            Proposal Letter dated January 24, 2007.                              Filed herewith.

C.            Press Release dated January 24, 2007.                                Filed herewith.

D.            Investment and Strategic Alliance Agreement, dated as of             Incorporated by
              October 17, 1994, by and between 20th Century Industries and AIG.    reference to Exhibit
                                                                                   B to the Statement
                                                                                   on Schedule 13D,
                                                                                   dated December 16, 1994,
                                                                                   previously filed by AIG.

E.            Registration Rights Agreement, dated as of December 16, 1994, by     Incorporated by
              and between 20th Century Industries and AIG.                         reference to Exhibit H
                                                                                   to the Statement on
                                                                                   Schedule 13D, dated
                                                                                   December 16, 1994,
                                                                                   previously filed by AIG.

F.            Amendment No. 1 to Investment and Strategic Alliance Agreement,      Incorporated by reference
              dated as of March 23, 1995, by and between 20th Century Industries   to Exhibit A to Amendment
              and AIG.                                                             No. 1 to the Statement on
                                                                                   Schedule 13D, dated
                                                                                   March 23, 1995, previously
                                                                                   filed by AIG.


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